UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934*
__________________________________________

CRESCENT CAPITAL BDC, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
225655109
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225655109	13G

1	NAME OF REPORTING PERSON Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,205,306 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 4,205,306 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,306 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* HC
(1) As of December 31, 2020. See Item 4 of this Schedule 13G. Includes all shares of common stock beneficially owned by Fidelity & Guaranty Life Insurance Company (“FGLIC”). FGLIC is a wholly-owned subsidiary of Fidelity National Financial, Inc. effective as of June 1, 2020.

CUSIP No. 225655109	13G

1	NAME OF REPORTING PERSON Fidelity & Guaranty Life Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,205,306 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 4,205,306 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,306 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* IC
(1) As of December 31, 2020. See Item 4 of this Schedule 13G. Includes all shares of common stock owned by FGLIC and its wholly-owned subsidiaries.

CUSIP No. 225655109	13G

1	NAME OF REPORTING PERSON Fidelity & Guaranty Life Insurance Company of New York
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 409,060 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 409,060 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,060 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* IC
(1) As of December 31, 2020. See Item 4 of this Schedule 13G. Includes all shares of common stock owned by FGLIC and its wholly-owned subsidiaries.

CUSIP No. 225655109	13G

Item 1(a).    Name of Issuer
Crescent Capital BDC, Inc. ("Issuer").
Item 1(b).    Address of Issuer's Principal Executive Offices
11100 Santa Monica Blvd., Suite 2000
Los Angeles, California 90025
Item 2(a).    Name of Person Filing
This statement is being filed on behalf of Fidelity National Financial, Inc. (“FNF”), Fidelity & Guaranty Life Insurance Company (“FGLIC”) and Fidelity & Guaranty Life Insurance Company of New York ("FGLICNY") (collectively, the “Reporting Persons”). FGLICNY is a wholly-owned subsidiary of FGLIC. FGLIC is a wholly-owned subsidiary of FNF.
Item 2(b).    Address of Principal Business Office or, if None, Residence
The principal business office of FNF is:
601 Riverside Ave
Jacksonville, Florida 32204
The principal business office of FGLIC and FGLICNY is:
801 Grand Ave., Suite 2600
Des Moines, Iowa 50309
Item 2(c).    Citizenship
FNF is a Delaware corporation. FGLIC is Iowa corporation. FGLICNY is a New York Corporation
Item 2(d).    Title of Class of Securities
Common Stock, $0.001 par value per share, of the Issuer (“Common Stock”).
Item 2(e).    CUSIP Number
225655109
Item 3.        Not applicable.
Item 4.        Ownership
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2020, are incorporated herein by reference. As of December 31, 2020, FNF indirectly beneficially owned an aggregate of 4,205,306 shares of Common Stock (which includes all of the shares of Common Stock owned by FGLIC, a wholly-owned subsidiary acquired by FNF on June 1, 2020), representing approximately 14.9% of the shares of Common Stock outstanding (based on 28,167,360 shares of Common Stock outstanding as of December 31, 2020, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2020).
Item 5.        Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.
Item 8.        Identification and Classification of Members of the Group
Not applicable.

Item 9.        Notice of Dissolution of Group
Not applicable.
Item 10.        Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 7, 2021	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY & GUARANTY LIFE INSURANCE COMPANY
		By:	/s/Jodi Hyde
		Name:	Jodi Hyde
		Title:	Senior Vice President, General Counsel and Secretary